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                                                                    EXHIBIT 99.2

                                                           [ENGLISH TRANSLATION]

                                                                   July 31, 2003

                                                                 FAIR DISCLOSURE


                                 V-RING SERVICE

         Hanaro Telecom, Inc. ("Hanaro" or the "Company") announced that it now offers its V-Ring service nationwide. The service is the world's first musical dial tone service available for fixed line voice service users.

         The Company launched the V-Ring service on May 1, 2003 and has expanded the service area to offer the service to all its voice subscribers from August 1, 2003. The subscriber base has grown in the past three months to 100,000 as of July.

         The V-Ring service enables a caller to hear music, such as popular songs, soap opera theme songs, advertisement background music, instead of the ordinary dial tone. Such service has been available to mobile phone users, but not to fixed line voice service users.

         With respect to the music, subscribers are free to choose music of their choice. They can choose to have different music by callers, by incoming call hours, and by days, and also group a number of music for their need.

         Currently the service is only available to residential voice, corporate voice, and 0506 permanent number subscribers. However, the Company plans to further broaden its service offering to voice over Internet protocol, or VoIP, users going forward.

         V-Ring is offered at a flat monthly rate of KRW1,400, whereas mobile service charges by a call. Subscribers are encouraged to subscribe for V-Ring along with Caller ID service for additional discount, in which case V-Ring is available at KRW1,000 per month.

         For subscription, please contact us at our call centers (106 without area code) or visit our cyber customer service website (cs.hanaro.com, or 0506.hanaro.com, or vring.hanaro.com).